#AD 3/12

15048864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., DC 404

SEC FILE NUMBER
8- 48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CliftonLarsonAllen Wealth Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 300
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Brent Johnson 816.617.8925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite 300 (Address) Eden Prairie (City) Minnesota (State) 55344 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, Matthew Brent Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CliftonLarsonAllen Wealth Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brandi Jones
Notary Public-Notary Seal
STATE OF MISSOURI
Commissioned for Dekalb County
My Commission Expires: December 7, 2018
Commission# 14631932

Brandi Jones
Notary Public

Matthew B. Johnson
Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF MEMBER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 9
SUPPLEMENTARY INFORMATION	
SCHEDULE I: COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1	10
OTHER INFORMATION	
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11
EXEMPTION REPORT CLAIMED UNDER RULE 15c3-3(k)(2)(i)	12 - 13

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as CliftonLarsonAllen Wealth Advisors, LLC claims exemption from such computation and the possession and control requirement under Section (k)(2)(i), as CliftonLarsonAllen Wealth Advisors, LLC does not carry customers' accounts on its books.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of CliftonLarsonAllen Wealth Advisors

We have audited the accompanying financial statements of CliftonLarsonAllen Wealth Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CliftonLarsonAllen Wealth Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 25, 2015

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

		12/31/2014
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	7,513,178
Accounts Receivable and Work in Process, Net		276,312
Other Current Assets and Prepaid Expenses		291,304
Receivable from Member		19,741
Total Current Assets		8,100,535
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software		192,001
Accumulated Depreciation and Amortization		(173,369)
Net Property and Equipment		18,632
OTHER ASSETS		
Investment in Innovator		135,903
Total Assets	$	8,255,070
CURRENT LIABILITIES		
Accounts Payable	$	110,251
Accrued Payroll & Related Benefits		193,437
Deferred Revenue		7,109
Total Current Liabilities		310,797
MEMBER'S EQUITY		
Capital		25,000
Retained Earnings		7,919,273
Total Member's Equity		7,944,273
Total Liabilities and Member's Equity	$	8,255,070

The accompanying notes to Financial Statements are an integral part of this statement.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2014

	12/31/2014
REVENUE	
Investment Advisory	$ 18,051,713
Brokerage Commission	2,547,814
Insurance and Annuity Commission	1,700,083
Financial and Succession Planning	283,146
Tax Return Preparation and Other	170,302
Total Revenue	22,753,058
EXPENSES	
Service Charge from Member	65,358
Payroll & Related Costs	8,139,370
Other Administrative Costs	3,262,678
Depreciation & Amortization	9,166
Loss on Disposition of Assets	847
Total Expenses	11,477,419
INCOME FROM OPERATIONS	11,275,639
OTHER INCOME	
Net Earnings from Investment	252,204
Total Other Income	252,204
NET INCOME	$ 11,527,843

The accompanying notes to Financial Statements are an integral part of this statement.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2014

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at December 31, 2013	$ 25,000	$ 8,891,430	$ 8,916,430
Net Income	-	11,527,843	11,527,843
Member's Distributions	-	(12,500,000)	(12,500,000)
Balance at December 31, 2014	$ 25,000	$ 7,919,273	$ 7,944,273

The accompanying notes to Financial Statements are an integral part of this statement.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2014

	12/31/2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 11,527,843
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation & Amortization	9,166
Loss on Disposition of Assets	847
Net Earnings from Investment	(252,204)
Increase in operating assets:	
Accounts Receivable and Work in Process, Net	(73,657)
Other Current Assets and Prepaid Expenses	(140,678)
Receivable from Member	(19,741)
Increase (decrease) in operating liabilities	
Accounts Payable	19,633
Accrued Payroll & Related Benefits	17,523
Payable to Member	(509,888)
Deferred Revenue	(16,085)
NET CASH PROVIDED BY OPERATING ACTIVITES	10,562,759
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions from Investment in Innovator	218,472
NET CASH PROVIDED BY INVESTING ACTIVITIES	218,472
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(12,500,000)
NET CASH USED BY FINANCING ACTIVITIES	(12,500,000)
NET DECREASE IN CASH	(1,718,769)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,231,947
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,513,178

The accompanying notes to Financial Statements are an integral part of this statement.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CliftonLarsonAllen Wealth Advisors, LLC (formerly LarsonAllen Financial, LLC) (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of CliftonLarsonAllen Financial, LLC (Member). The Member is a wholly owned subsidiary of CliftonLarsonAllen LLP. The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net

Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2014 as follows:

	December 31, 2014
Accounts Receivable	$ 282,842
Less: Allowance for Bad Debts	(20,000)
Work in Process	18,470
Less: Unbilled Reserve	(5,000)
	$ 276,312

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
Revenues from other services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Investment advisory service fees are invoiced quarterly in advance and are deferred and recognized as revenue as they are earned. The fees are based on a pre-determined rate schedule based on the value of assets under management at quarter-end.

Commission income and related expenses for security transactions are recognized on a trade date basis.

Insurance and annuity commissions are recognized when the policy becomes effective.

Investment
On July 1, 2012 the Company purchased a forty-nine percent interest in Innovator Management LLC. Transactions for the year ended December 31, 2014 under the equity method of accounting for this investment were as follows:

	Investment
Investment - December 31, 2013	$ 102,171
Share of Net Income for year ended December 31, 2014	252,204
Cash Distributions Received	(218,472)
Investment - December 31, 2014	$ 135,903

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2013, 2012 and 2011 and the twelve months ended December 31, 2014 are open for examination by federal and state taxing authorities.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments, Contingencies, Guarantees
Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2015, the date of the financial statements were available to be issued.

NOTE 2 RETIREMENT PLAN

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan which allows eligible employees to make contributions from their compensation. The plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company's matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the plan. A discretionary contribution of 2% was accrued for the year ended December 31, 2014 based on discussions with management. At the date the financial statements were issued, final approval by the board of directors was pending and is expected to be approved at 2%. The Company recorded contribution expense of $202,797 for the plan for the year ended December 31, 2014.

NOTE 3 RELATED PARTY DISCLOSURES

The Company has a Services Agreement with CliftonLarsonAllen LLP for the provision of services including occupancy and other expenses at a predetermined rate. For the year ended December 31, 2014, charges for these services and operating expenses (net of service income of $71,063) totaled $1,025,705. In addition, certain of the company's employees provided services to other related entities. The Company had a receivable from related entities in the amount of $19,741 at December 31, 2014.

NOTE 4 REVOLVING NOTE

On April 1, 2013, the Company entered into a revolving note agreement with Innovator Management LLC, (see Note 1-Investment) whereby the Company may advance up to $400,000 to fund certain specified expenses. The note agreement calls for quarterly interest payments at 5% and matured on April 1, 2014. The maturity date was automatically extended to April 1, 2015 and for successive one-year periods thereafter at the discretion of the borrower. If the note is not extended, any outstanding principal together with interest is payable over the next twelve months. The borrower may prepay the note in whole or in part without premium or penalty. No amounts were advanced on the revolving note in 2014.

NOTE 5 COMMITMENTS

The Company has entered into various contracts to purchase software services commencing March 1, 2015 and ending on April 30, 2017. The Company's minimum annual payment obligation under these contracts is $378,500.

The future minimum annual fees required under these contracts with non-cancellable terms in excess of one year are as follows:

	Years Ended December 31,
2015	$ 328,000
2016	378,500
2017	126,200
	$ 832,700

NOTE 6 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $7,202,381, as defined by Rule 15c3-1, which was $7,181,661 in excess of its required net capital of $20,720. The Company had aggregated indebtedness at December 31, 2014 in the amount of $310,797.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c3-3, the following schedule illustrates the differences between the Company's net asset calculations per part IIA of the FINRA Focus statement and the accompanying audit report.

	December 31, 2014
Net Capital Per Part IIA Focus (as originally filed)	$ 7,011,160
Adjustments to Ownership Equity:	
Increase (Decrease) in Revenue	32,360
(Increase) Decrease in Expenses	225,455
Increase (Decrease) in Other Income	(847)
(Increase) Decrease in Non-allowable Assets	(65,747)
Ending Net Capital Per Audit Report	$ 7,202,381

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL AND AGGREAGE INDEBTEDNESS PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDING DECEMBER 31, 2014

NET CAPITAL		
OWNERSHIP EQUITY		
Member's Capital	$	25,000
Member Distributions		(12,500,000)
Retained Earnings		8,891,430
Net Income		11,527,843
Total Ownership Equity		7,944,273
LESS: NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net		276,312
Other Assets		291,304
Investment in and Receivables from Affiliates		19,741
Long-Term Assets:		
Property and Equipment (Net)		18,632
Investment		135,903
Total Non-Allowable Assets		741,892
Total Net Capital	$	7,202,381
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	110,251
Accrued Payroll & Related Benefits		193,437
Deferred Revenue and Other		7,109
Total Aggregate Indebtedness	$	310,797
REQUIRED NET CAPITAL		
FINRA Required Net Capital (1/15 of Aggregate Indebtedness)	$	20,720
Regulatory Minimum Net Capital Requirement	$	5,000
Required Net Capital (Greater of Two Measures)	$	20,720
EXCESS NET CAPITAL		
Net Capital	$	7,202,381
Required Net Capital		20,720
Excess Net Capital	$	7,181,661
S.E.C. EARLY WARNING REQUIREMENT		
10% of Aggregate Indebtedness	$	31,080
120% of Required Net Capital	$	24,864
Early Warning Threshold (Greater of Two Measures)	$	31,080
Net Capital Above Early Warning Threshold	$	7,171,301
AGGREGATE INDEBTEDNESS : NET CAPITAL RATIO		
Aggregate Indebtedness	$	310,797
Net Capital	$	7,202,381
Ratio		0.0432 : 1

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of CliftonLarsonAllen Wealth Advisors

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(i), in which (1) CliftonLarsonAllen Wealth Advisors identified the following provisions of 17 C.F.R. §15c3-3(k) under which CliftonLarsonAllen Wealth Advisors claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) CliftonLarsonAllen Wealth Advisors stated that they met the identified exemption provisions throughout the period of June 1, 2014 through December 31, 2014 without exception. CliftonLarsonAllen Wealth Advisor's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CliftonLarsonAllen Wealth Advisor's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, MN
February 25, 2015

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

CliftonLarsonAllen
WEALTH ADVISORS

CliftonLarsonAllen Wealth Advisors, LLC
220 South Sixth Street, Suite 300
Minneapolis, MN 55402-1436
888-925-2926 | fax 612-376-4690
www.CLAconnect.com

February 25, 2015

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, Illinois 60604

Financial Industry Regulatory Authority
12 Wyandotte Plaza
120 West 12th Street, Suite 800
Kansas City, Missouri 64105-1930

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- CliftonLarsonAllen Wealth Advisors, LLC is a broker/dealer registered with the SEC and FINRA.
- CliftonLarsonAllen Wealth Advisors, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1st, 2014 through December 31, 2014.
- CliftonLarsonAllen Wealth Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to designated as "Special Account for the Exclusive Benefit of Customers of CliftonLarsonAllen Wealth Advisors, LLC.

- CliftonLarsonAllen Wealth Advisors, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1st, 2014 through December 31, 2014 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Sincerely,

Matthew B. Johnson, CPA

Financial and Operations Principal (FINOP)
CliftonLarsonAllen Wealth Advisors, LLC

BOULAY

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
CliftonLarsonAllen Wealth Advisors, LLC
Minneapolis, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CliftonLarsonAllen Wealth Advisors, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ending December 31, 2014 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2014 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 25, 2015

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2014

Total Revenue	$ 22,753,058
Total Deductions	3,403,454
SIPC Net Operating Revenues	$ 19,349,604
General Assessment @ .0025	$ 48,374

Less Payments Pade:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
07/24/14	No agent identified	$ -	$ 24,575
02/26/15	No agent identified	-	23,799
		$ -	$ 48,374